Exhibit 99.2a
WACHOVIA SECURITIES
8739 Research Drive
Charlotte, NC 28288

WACHOVIA SECURITIES

Management's Assertion

As of and for the year ended December 31, 2003, the Commercial Real Estate Servicing Division of Wachovia Bank National Association (the Bank) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and VI.1., which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period, the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $200 million and $20 million, respectively.

Alan Kronovet	3/10/2004
Alan Kronovet	Date
Director/ Vice President
Wachovia National Bank

Steven Johnson	3/10/2004
Steven Johnson	Date
Director
Wachovia National Bank